CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 7 to Registration Statement on Form S-1 of our report dated July 29, 2013, except for Note 2, as to which the date is December 23, 2013, relating to the consolidated financial statements of Wowio, Inc. (the “Company”) as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 and for the period from June 29, 2009 (date of inception) through December 31, 2012 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ KMJ Corbin & Company LLP
KMJ Corbin & Company LLP

Costa Mesa, California
January 6, 2014